UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 12, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Patrick Industries, Inc.

File No. 5-17482 -CF#33251

Tontine Capital Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 13D/A filed on November 25, 2015 relating to its beneficial ownership of shares of common stock of Patrick Industries, Inc.

Based on representations by Tontine Capital Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.5	through August 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary